SEC FILE NUMBER
001-09548
CUSIP NUMBER
887100105
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	Form 10-K ☐	Form 20-F ☐	Form 11-K ☐
	Form 10-Q ☑	Form 10-D ☐	Form N-SAR ☐
Form N-CSR ☐
For Period Ended:   March 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:   ________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:      Not Applicable
PART I
REGISTRANT INFORMATION
The Timberland Company

Full Name of Registrant

Former Name if Applicable
200 Domain Drive

Address of Principal Executive Office (Street and Number)
Stratham, New Hampshire 03885

City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ( )

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
     As a result of a review of recent clarifying guidance relating to accounting for certain foreign currency hedging instruments, The Timberland Company (the “Company”) determined that it must make certain non-cash adjustments to its financial statements because certain technical requirements of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, were not met. On April 25, 2007, the Audit Committee of the Company’s Board of Directors, upon management’s recommendation, concluded that the Company’s previously issued financial statements for the fiscal years ended 2001 through 2006 (as well as the reports of Deloitte & Touche LLP, the Company’s independent registered public accounting firm for those years), and the corresponding interim periods should no longer be relied upon. Therefore, the Company will file an amendment to its Annual Report on Form 10-K for the year ended December 31, 2006 to restate its financial statements and other financial information for the years 2006, 2005, and 2004, and to correct financial information for the years 2003 and 2002 and for each of the quarters in years 2006 and 2005.
     Management and the Audit Committee of our Board of Directors have each discussed the above matter with Deloitte & Touche LLP, our independent registered public accounting firm.
     Because the restatement is not yet complete and its non-cash impact on the Company’s financial statements has not yet been determined, the Company is not in a position to complete the preparation of the financial statements required to be included in its Quarterly Report on Form 10-Q for the period ended March 30, 2007. The Company expects to file the Form 10-Q for the period ending March 30, 2007 as soon as is practicable after the restatement is complete.

PART IV
OTHER INFORMATION
(1)   Name and telephone number of person to contact in regard to this notification

John Crimmins	603	772-9500

(Name)	(Area Code)	(Telephone Number)
(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  Yes  ☑     No  ☐
     As described above, the Company previously filed its Annual Report on Form 10-K for the year ended December 31, 2006, but it will be filing an amendment to that report on Form 10-K/A to reflect the restatement of financial statements and financial information.
(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes  ☑     No  ☐
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     As disclosed in Part III above, the Company’s restatement is not yet complete and its non-cash impact on the Company’s financial statements has not yet been finalized. However, we continue to expect a significant year over year decline in operating profits, with most of the impact in the first quarter, due to lower boots and kids’ sales and impacts from higher relative product costs, including EU anti-dumping duties. These anticipated impacts were previously disclosed in our fourth quarter results press release dated February 7, 2007.

The Timberland Company

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2007	By:	/s/ John Crimmins
Acting Chief Financial Officer, Vice President,
Corporate Controller and Chief Accounting Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).